Exhibit 99.2

ALMADEN MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

September 30, 2017

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) for Almaden Minerals Ltd. (“Almaden” or the “Company”) has been prepared based on information known to management as of November 8, 2017. This MD&A is intended to help the reader understand the condensed consolidated interim financial statements of Almaden.

Management is responsible for the preparation and integrity of the condensed consolidated interim financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the condensed consolidated interim financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders. The board’s audit committee meets with management regularly to review the condensed consolidated interim financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

This document may contain “forward-looking information” within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this document and the Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by law.

Forward-looking statements relate to future events or future performance and reflect Company management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, success of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology. By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

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Such factors include, among others, risks related to international operations, the actual results of current exploration activities; changes in project parameters as plans continue to be refined; future prices of mineral resources; possible variations in ore reserves, grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed below under the heading “Risks and Uncertainty” and in the section entitled “Risk Factors” in the Company’s annual information form and latest Form 20-F. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The following forward looking statements have been made in this MD&A.

•	The Company notes that its cash resources are adequate to meet its working capital and mineral exploration needs for at least the next year;
•	Continuous development work on the Tuligtic project;
•	The Company has estimated the possible effect of changes in interest rates and exchange rates on its future operations; and
•	The Company summarizes its future activities in the Outlook section.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov, and/or on the Company’s website at www.almadenminerals.com.

HIGHLIGHTS

During the quarter ended September 30, 2017, all of the Company’s efforts were focused on its 100% owned Ixtaca gold/silver project in Puebla State, Mexico.

Ixtaca Project Developments

Much of the work during the recent quarter was focused on collecting the data necessary for a Feasibility Study on Ixtaca, which Almaden anticipates will be completed by mid-2018. Work of note included continued geotechnical drilling as well as the collection of additional samples for Feasibility-level metallurgical work.

During the quarter the Company provided the draft Environmental Impact Assessment (MIA) to a third party for review. Almaden anticipates submitting the MIA application after incorporating the recommendation from this review.

Exploration drilling within the Pre-Feasibility Study (“PFS”) pit area also continued during the quarter. On August 23rd, 2017, the Company announced results of drillhole TU-17-504 which intersected significant mineralisation in an upper portion of the PFS pit which was modelled as waste material in the Company’s PFS (74.5 meters grading 0.66 g/t Au and 45.1 g/t Ag). This hole also further demonstrated the potential for high grade veins deeper within the Ixtaca North Zone, with the deeper highlights including 10.5m grading 3.54 g/t Au and 306.9 g/t Ag, and 0.70m grading 22.30 g/t Au and 2,600 g/t Ag.

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OUTLOOK

Almaden has sufficient cash on hand to conduct its development plans for the next fiscal year at Ixtaca. Advanced engineering studies will continue to be the emphasis of this year’s work program, as well as preparations necessary to advance permitting activities for the Ixtaca project. The Company will also continue the exploration drill program to test for additional high grade vein structures immediately adjacent to known mineralisation within and around the PFS pit.

Background

Almaden is engaged in the exploration and development of the Ixtaca Gold/Silver mineral property in Mexico. The Company’s common stock is quoted on the NYSE American under the trading symbol AAU and on the Toronto Stock Exchange under the symbol AMM.

Overview

Company Mission and Focus

Almaden is focused on advancing its Ixtaca gold/silver deposit, located in Puebla State, Mexico, through advanced engineering studies.

Qualified Person

Morgan Poliquin, P.Eng., a “Qualified Person” under the meaning of National Instrument 43-101 (“NI 43-101”) and the President, Chief Executive Officer and Director of Almaden, has reviewed and approved the scientific and technical contents in this MD&A. The scientific and technical contents in this MD&A are based on the PFS. The independent Qualified Persons responsible for preparing the PFS are set out below under the heading Mineral Properties – Recent Updates – Pre-Feasibility Study (“PFS”) and Updated Resource Estimate – Qualified Persons, Quality Control and Assurance.

Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserves.

Under NI 43-101, a Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geologic confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

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The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Cautionary Note – The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Almaden Minerals Ltd. uses certain terms such as “measured”, “indicated”, “inferred”, and “mineral resources,” which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

Mineral Properties

The following is a brief description of the principal mineral property owned by the Company. Additional information can be obtained from Almaden’s website www.almadenminerals.com.

Ixtaca (Tuligtic) – Mexico

100% owned, subject to 2% NSR royalty held by Almadex Minerals Limited (“Almadex”)

Location and Ownership

The property lies within the Trans Mexican Volcanic Belt about 120 kilometres southeast of the Pachuca gold/silver deposit which has reported historic production of 1.4 billion ounces of silver and 7 million ounces of gold. The Tuligtic property, located in Puebla State, was acquired by staking in 2001 following prospecting work carried out by the Company in the area. Since that time, Almaden has had agreements to develop the property with three separate parties, all of whom relinquished all rights to the property and none of whom conducted work on the Ixtaca zone. The Ixtaca zone is located along a trend of shallowly eroded epithermal systems that Almaden has identified in eastern Mexico.

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Recent Updates

Pre-Feasibility Study (“PFS”) and Updated Resource Estimate

On May 17, 2017, Almaden filed on SEDAR an independent Pre-Feasibility Study (“PFS”) and resource update prepared in accordance with National Instrument 43-101 (“NI 43-101”) for its 100% owned Ixtaca precious metals deposit, located in Puebla State, Mexico.

HIGHLIGHTS (base case uses US$1250/oz gold and US$18/oz silver prices):

•	Pre-tax NPV(5%) of US$484 million and internal rate of return of 54%;
•	After-tax NPV(5%) of US$310 million and internal rate of return of 41%;
•	Initial Capital of US$117 million;
•	After-tax payback of initial capital in 2.2 years;
•	Total LOM production of 1.04 million ounces of gold and 70.9 million ounces of silver doré produced on site (2.07 million gold equivalent ounces, or 143 million silver-equivalent ounces at a 69:1 silver to gold ratio);
•	Average annual production over the first 9 years of 88,780 ounces gold and 5.47 million ounces silver (168,100 gold equivalent ounces, or 11.6 million silver equivalent ounces);
•	Operating cost US$706 per gold equivalent ounce, or US$10.20 per silver equivalent ounce;
•	All-in Sustaining Costs (“AISC”), including operating costs, sustaining capital, expansion capital, private and public royalties, refining and transport of US$862 per gold equivalent ounce, or US$12.50 per silver equivalent ounce;
•	Proven and Probable Minerals Reserves of 65 million tonnes averaging 0.62 g/t gold and 37.8 g/t silver (average head grade of 1.16 g/t gold equivalent using a 69:1 silver to gold ratio).

Geology and Mineral Resource Estimate

The Ixtaca deposit is an epithermal gold-silver deposit, mostly hosted by veins in limestone and shale basement rocks with a minor component of disseminated mineralisation hosted in overlying volcanic rocks. In this PFS the limestone host rock comprised 82% of the metal produced, volcanic 8% and black shale 10% on a gold-equivalent basis using a 69:1 silver to gold ratio.

On January 31, 2013, the Company announced a maiden resource on the Ixtaca Zone, which was followed by a resource update on January 22, 2014. Since that time 33,618 metres of drilling have been completed in 122 holes, and this data is included in the Mineral Resource Estimate announced on April 3, 2017, which has been prepared in accordance with NI 43-101 by Gary Giroux, P.Eng., qualified person (“QP”) under the meaning of NI 43-101, and summarised in the Table 1 below. The data available for the resource estimation consisted of 545 drill holes assayed for gold and silver. Wireframes constraining mineralised domains were constructed based on geologic boundaries defined by mineralisation intensity and host rock type. Higher grade zones occur where there is a greater density of epithermal veining. These higher grade domains have good continuity and are cohesive in nature.

Of the total drill holes, 472 intersected the mineralised solids and were used to make the resource estimate. Capping was completed to reduce the effect of outliers within each domain. Uniform down hole 3 meter composites were produced for each domain and used to produce semivariograms for each variable. Grades were interpolated into blocks 10 x 10 x 6 meters in dimension by Ordinary kriging. Specific gravities were determined for each domain from drill core. Estimated blocks were classified as either Measured, Indicated or Inferred based on drill hole density and grade continuity.

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Table 1- Ixtaca Zone NI 43-101 Measured, Indicated and Inferred Mineral Resource Statement with the Base Case 0.3 g/t AuEq Cut-Off highlighted from January 2017 Resource Statement. Also shown are the 0.5, 0.7 and 1.0 g/t AuEq cut-off results. AuEq calculation based average prices of $1250/oz gold and $18/oz silver.

MEASURED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	42,450,000	0.57	35.74	1.09	779	48,780	1,482
0.50	30,940,000	0.71	44.39	1.34	701	44,160	1,337
0.70	23,310,000	0.83	52.47	1.59	625	39,320	1,192
1.00	16,430,000	1.01	62.28	1.91	533	32,900	1,006
INDICATED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	83,370,000	0.45	22.54	0.77	1,195	60,410	2,064
0.50	50,220,000	0.60	29.56	1.02	964	47,730	1,650
0.70	32,280,000	0.75	35.72	1.26	776	37,070	1,311
1.00	18,260,000	0.97	43.47	1.59	568	25,520	936
INFERRED RESOURCE
AuEq Cut-off	Tonnes > Cut-off	Grade>Cut-off			Contained Metal x 1,000
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	AuEq (g/t)	Au (ozs)	Ag (ozs)	AuEq (ozs)
0.30	47,050,000	0.30	19.15	0.58	457	28,970	874
0.50	19,860,000	0.45	27.31	0.85	288	17,440	540
0.70	10,260,000	0.61	32.98	1.09	202	10,880	359
1.00	4,430,000	0.88	38.50	1.43	125	5,480	204

•	This Mineral Resource Estimate was prepared by Gary Giroux, P.Eng. in accordance with NI 43-101, with an effective date of January 17, 2017.
•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal or other relevant issues. The Mineral Resources have been classified according to the CIM Definition Standards for Mineral Resources and Mineral Reserves in effect as of the date of this news release.
•	All figures were rounded to reflect the relative accuracy of the estimates.
•	Metal assays were capped where appropriate.

Mineral Reserve Estimate

The PFS describes the Mineral Reserve estimation methodology and summarizes the key assumptions used, and to which this estimate is subject. The qualified person responsible for the Mineral Reserve is Jesse Aarsen, P.Eng., of Moose Mountain Technical Services. The Mineral Reserve is a subset of the Mineral Resource comprising only measured and indicated mineral resource blocks that contribute positive economic value and that are planned for processing during the life-of-mine plan.

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Table 2 – Mineral Reserves

	Tonnes	Diluted Average Grades		Contained Metal
	(millions)	Au (g/t)	Ag (g/t)	Au - '000 ozs	Ag - '000 ozs
Proven	28.4	0.68	45.0	623	41,032
Probable	36.8	0.57	32.0	669	37,793
TOTAL	65.1	0.62	37.7	1,292	78,825

Notes to Mineral Reserve table:

•	Mineral Reserves have an effective date of March 30, 2017. All Mineral Reserves in this table are Proven and Probable Mineral Reserves. The Mineral Reserves are not in addition to the Mineral Resources, but are a subset thereof. All Mineral Reserves stated above account for mining loss and dilution.
•	Associated metallurgical recoveries (gold and silver, respectively) have been estimated as 90% and 90% for limestone, 50% and 90% for volcanic, 50% and 90% for black shale.
•	Reserves are based on a US$1,250/oz gold price, US$18/oz silver price and an exchange rate of US$1.00:MXP20.00.
•	Reserves are converted from resources through the process of pit optimization, pit design, production schedule and supported by a positive cash flow model.
•	Rounding as required by reporting guidelines may result in summation differences.

Mining under the proposed production plan

The Ixtaca gold-silver project in the PFS is planned as an open pit mining operation using contractor mining with initial production in 2019 at a mill feed rate of 7,650 tonnes per day during Years 1-4 and a ramp up to 15,300 tonnes per day from Year 5 onwards.

Estimated mining inventory is comprised of 326 million tonnes of rock and 65 million tonnes of mill feed with an average mill feed grade of 0.62 grams per tonne gold and 37.7 grams per tonne silver. A total of 1.04 million ounces of gold and 70.9 million ounces of silver would be produced over the 14 year mine life.

The ultimate open pit is separated into seven mining phases. The mine plan consists of one year of pre-stripping (prior to ore processing start-up), and fourteen years of open pit mining. Stockpile reclaim will be fed to the processing facility throughout the mine life. All open pit ore and reclaimed stockpile material will be fed to a primary crusher near the pit rim and transported to the processing facility on an overland conveyor.

Processing

The PFS incorporates the Rock Creek process plant which was optioned by Almaden in October, 2015. The plant will operate initially at an average throughput of 7,650 tpd and expanding to 15,300 tpd by year 5, producing gold and silver doré on site. The process plant includes the following key design criteria:

•	Three-stage crushing followed by grinding to P80 passing 75 microns;
•	Gravity concentration with intensive leaching of gravity concentrate;
•	Flotation of gravity concentration tails;
•	Carbon-in-Pulp (CIP) to recover gold and silver from flotation concentrate and gravity leach tails;
•	An elution circuit to strip loaded carbon, electrowinning and smelting to produce a precious metal doré;

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•	Cyanide destruction;
•	Final tailings are thickened, then delivered to the tailings management facility.

The following table summarizes the production and processing parameters:

Table 3 – Projected Production and Processing Summary

Ore Reserves	65 million tonnes
Average Processing Rate	7,650 tpd Year 1 to 4, 15,300 tpd Year 5 onwards
Life of Mine (LOM) Strip Ratio	5 : 1
	Gold	Silver
Average Mill Feed Grade	0.62 g/t	37.7 g/t
Average Process Recoveries	81%	90%
Average Annual Production LOM (ounces)	78,100	5,290,000
Total Production (ounces)	1,043,000	70,932,000

Capital and Operating Costs

The total estimated initial capital cost for the Ixtaca gold-silver project is US$116.9 million and sustaining capital (including expansion capital) is US$119.7 million over the LOM. The estimated expansion capital of US$72.1 million will be funded from cashflow. The estimated LOM operating costs are US$22.5 per tonne mill feed.

The following tables summarize the cost components:

Table 4 – Initial Capital Costs (US$ millions)

Mining	$12.1
Process	$35.6
Tailings Management Facility (TMF)	$11.7
Water Management	$5.4
Onsite Infrastructure	$7.6
Offsite Infrastructure	$7.8
Environmental	$1.8
Indirects, EPCM, Contingency and Owner’s Costs	$34.9
Total	$116.9

Table 5 – Expansion Capital Costs (US$ millions)

Mining	$1.3
Process	$35.4
Infrastructure	$12.2
TMF and Water Management	$3.4
Indirects, EPCM, Contingency and Owner’s Costs	$19.7
Total	$72.1

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Table 6 – LOM Average Operating Costs (US$)

Mining costs	$1.70	$/tonne mined

Mining costs	$10.0	$/tonne milled
Processing	$11.6	$/tonne milled
G&A	$0.8	$/tonne milled
Total	$22.5	$/tonne milled

Economic Results and Sensitivities

A summary of financial outcomes comparing base case metal prices to two alternative metal price situations is presented below. The PFS base case prices are derived from a combination of spot prices and current common peer usage, while the alternate cases consider the project’s economic outcomes at varying prices witnessed at some point over the three years prior to this study.

Table 7 - Summary of Ixtaca Economic Results and Sensitivities to Precious Metal Prices (US$ million)

	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Gold Price (US$/oz)	$1150		$1250		$1350
Silver Price (US$/oz)	$15		$18		$21
NPV (5% discount rate)	$275	$175	$484	$310	$693	$443
Internal Rate of Return (%)	38%	28%	54%	41%	70%	52%
Payback (years)	2.4	2.6	2.0	2.2	1.6	1.9

The operating costs (“Opex”) are projected to be US$22.5 per tonne milled. The following table shows the sensitivity of project economics to a 10% change in the operating costs, assuming base case metals prices.

Table 8 - Summary of Ixtaca Economic Results and Sensitivities to Operating Costs (US$ million)

	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Opex (US$/t milled)	-10%		$22.5/t		+10%
NPV (5% discount rate)	$581	$372	$484	$310	$386	$248
Internal Rate of Return (%)	61%	46%	54%	41%	48%	35%
Payback (years)	1.9	2.1	2.0	2.2	2.1	2.3

The Ixtaca project is also sensitive to the exchange rate between U.S. dollars and Mexican Pesos (“MXP”). The PFS assumes an exchange rate of 20.00 MXP per U.S. dollar, and the following table shows the sensitivity of project economics to different exchange rates assuming base case metals prices.

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Table 9 - Summary of Ixtaca Economic Results and Sensitivities to Exchange Rates (US$ million)

	Lower Case		Base Case		Upper Case
	Pre-Tax	After-Tax	Pre-Tax	After-Tax	Pre-Tax	After-Tax
Exchange Rate (MXP:USD)	18.00		20.00		22.00
NPV (5% discount rate)	$380	$243	$484	$310	$569	$364
Internal Rate of Return (%)	47%	35%	54%	41%	60%	45%
Payback (years)	2.1	2.3	2.0	2.2	1.9	2.1

Rock Management, Environment and Community

Almaden recognises the paramount importance of protecting the environment to facilitate the development of a sustainable project. Knight Piésold Ltd. (“KP”) was retained to help the Company with long lead item studies relating to the PFS and concerning environmental monitoring, assessment and permitting matters. Almaden established the following environmental objectives for the Project:

•	Protect surface and ground water quality;

•	Incorporate environmental enhancement opportunities into the mine and final reclamation plans;

•	Minimize the project footprint.

In order to achieve these objectives in the PFS Almaden and KP instituted comprehensive management strategies incorporating all applicable best management practice (BMP) technologies as a fundamental component of the Project.

Almaden engages actively with the local communities, through its permanent community office in Santa Maria and its mobile information module. Over the past several years, Almaden has interacted with over 20,000 people from over 53 communities and 8 different states in the following ways:

•	Coordinated seven large community meetings, with total attendance at these meetings approaching 2,600 people;

•	Taken a total of approximately 440 people, drawn from local communities, to visit 22 mines;

•	Arranged 25 sessions for “Dialogos Transversales”, wherein community members are invited to attend discussions with experts on a diverse range of issues relating to the mining industry such as an overview of Mexican Mining Law, Human Rights and Mining, mineral processing, explosives, water in mining, risk management, and mine infrastructure amongst other things;

•	Opened a central community office in the town of Santa Maria Zotoltepec, which is continually open to community members and includes an anonymous suggestion box;

•	Invested in a “mobile mining module” which allows company representatives to establish a temporary presence in communities more distant from the project, and allows for those interested to learn more about the project;

•	Employed as many local people as possible, reaching up to 70 people drawn from 5 local communities. Almaden operates the drills used at the project, and hence can draw and train a local workforce as opposed to bringing in external contractors;

•	Initiated a program of scholarships for top performing local students, with 80 scholarships granted to date to individuals from 23 different communities (44 women and 36 men);

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•	Established several clubs, including reading, dancing, football, music, and theatre clubs, in order to contribute to the vitality of local communities;

•	Focused on education, enabling 2,441 people to be positively impacted by our investments, such as rehabilitation of school-related infrastructure, donation of electronic equipment, and scholarships for top-performing students.

Enhancement Opportunities

Following review of the resource report and PFS, Almaden intends to explore the possibility of further project enhancements in the following areas:

•	Almaden will be conducting further drilling in areas internal to and within close proximity of the Ixtaca PFS pit. The focus of drilling will be to add additional resources which could be mined either by open pit or underground methods for inclusion in future engineering studies;

•	The key limestone unit accounts for 99% of total gold equivalent ounces in the first 3 years of production and 82% of total gold equivalent ounces produced over the life of mine. Metallurgical recoveries on the key limestone unit are indicated to be 90% for gold and 90% for silver. Metal recoveries within the black shale unit, which currently accounts for approximately 10% of total gold equivalent ounces produced in this PFS, are indicated to be 50% for gold and 90% for silver based on preliminary testing. The black shale unit will be a focus of future work as a number of potential avenues to improve gold recovery have not yet been explored.

Next Engineering and Development Steps

The Company has initiated work towards a Feasibility Study, and anticipates completion of this study in mid 2018. Groundwater and surface water quality and quantity monitoring is well established, and a range of additional physical, and biological studies have been completed.

Qualified Persons, Quality Control and Assurance

The following companies have undertaken work in preparation of the PFS:

•	APEX Geoscience Ltd. (Exploration and Drill data QA/QC)
•	Giroux Consultants Ltd. (Mineral Resource Estimation)
•	Moose Mountain Technical Services (“MMTS”) (Overall Report Preparation, Mine Plan, Mineral Reserve, Mineral Processing, Infrastructure, and Financial Model)
•	Knight Piésold Ltd. (“KP”) (Geotechnical, Environmental, Rock and Tailings Management)

The independent qualified persons responsible for preparing the Ixtaca PFS are; Jesse Aarsen, P.Eng. and Tracey Meintjes, P.Eng. of MMTS, Ken Embree, P.Eng. of KP, Kris Raffle, P.Geo. of APEX Geoscience Ltd., and Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd., all of whom act as independent consultants to the Company, are Qualified Persons as defined by National Instrument 43-101 ("NI 43-101") and have reviewed and approved the contents of this news release.

MMTS is an association of Geologists, Engineers and Technicians providing experienced knowledge in Geology, Mine Engineering, and Metallurgical Services and Support to the mining industry for over 15 years. Through their network of associates they provide an integrated team of experts and QP’s. Services range from early grassroots exploration and development, block model builds, resource and reserve estimates, advanced planning and studies for mine proposals (including operational support), process design and permitting process guidance and support. MMTS has experience working on gold, silver, copper, molybdenum, coal, uranium, rare earths, industrial minerals, and tungsten deposits throughout North and South America and around the world. A list of specific projects worked on by MMTS can be found at www.moosemmc.com.

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KP is an international consulting firm and recognized leader in providing engineering and environmental services. KP’s expertise has been applied to hundreds of surface and underground mining projects in all stages of development and a broad range of environmental settings. KP provides industry leading services in water and waste management, tailings disposal, heap leach pads, rock mechanics and environmental services, and has been recognized for innovative services that meet high standards of reliability, security and cost effectiveness.

The analyses used in the preparation of the mineral resource statement were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. In addition to the in-house QAQC measures employed by Almaden, Kris Raffle, P.Geo. of APEX Geoscience Ltd., completed an independent review of Almaden’s drill hole and QAQC databases. The review included an audit of approximately 10% of drill core analyses used in the mineral resource estimate. A total of 10,885 database gold and silver analyses were verified against original analytical certificates. Similarly, 10% of the original drill collar coordinates and down hole orientation survey files were checked against those recorded in the database; and select drill sites were verified in the field by Kris Raffle, P.Geo. The QAQC audit included independent review of blank, field duplicate and certified standard analyses. All QAQC values falling outside the limits of expected variability were flagged and followed through to ensure completion of appropriate reanalyses. No discrepancies were noted within the drill hole database, and all QAQC failures were dealt with and handled with appropriate reanalyses. The mineral resource estimate referenced in this press release was prepared by Gary Giroux, P.Eng., an independent Qualified Person as defined by NI 43-101.

Exploration Opportunities

The Ixtaca deposit is one of several exploration targets on the wholly owned Tuligtic property. The Tuligtic claim covers an area of high level epithermal clay alteration. The project area is partially covered by volcanic ash deposits which mask underlying alteration, potential vein zones and associated soil responses. In areas devoid of this covering ash, soil sampling has defined several distinct zones of elevated gold and silver values and trace elements typically associated with epithermal vein systems. The Ixtaca zone is one of the largest areas of gold/silver soil response but it is also one of the areas with the least ash cover on the project. Management believes that the other altered and geochemically anomalous areas could represent additional zones of underlying quartz-carbonate epithermal veining like the Ixtaca zone.

The potential quantity and grade of these exploration targets is conceptual in nature. There has been insufficient exploration and/or study to define these exploration targets as a Mineral Resource. It is uncertain if additional exploration will result in these exploration targets being delineated as a Mineral Resource. The potential quantity and grade of these exploration targets has not been used in the PFS.

Upcoming / Outlook

The Company has initiated work towards a Feasibility Study, has commenced preparations for filing of an Environmental Impact Assessment, and will continue with the exploration drill program.

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Risks and Uncertainties

Below are some of the risks and uncertainties that the Company faces. For a full list of risk factors, please refer to the Company’s Form 20-F filed on March 29, 2017.

Industry

The Company is engaged in the exploration and development of mineral properties, an inherently risky business. There is no assurance that a mineral deposit will ever be discovered, developed and economically produced. Few exploration projects result in the discovery of commercially mineable ore deposits. If market conditions make financings difficult, it may be difficult for the Company to find joint venture partners or to finance development of its projects. The Company may be unsuccessful in identifying and acquiring projects of merit.

Mineral resource estimates

The estimation of resources and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. No assurances can be given that the volume and grade of resources recovered and rates of production will not be less than anticipated.

The prices of Gold, Silver and other metals

The price of gold is affected by numerous factors including central bank sales or purchases, producer hedging activities, the relative exchange rate of the U.S. dollar with other major currencies, supply and demand, political, economic conditions and production levels. In addition, the price of gold has been volatile over short periods of time due to speculative activities.

The price of silver is affected by similar factors and, in addition, is affected by having more industrial uses than gold, as well as sometimes being produced as a by-product of mining for other metals with its production thus being more dependent on demand for the main mine product than supply and demand for silver. The prices of other metals and mineral products that the Company may explore for have the same or similar price risk factors.

Cash flows and additional funding requirements

The Company currently has no revenue from operations. Additional capital would be required to continue with advancement and development of its properties. The sources of funds currently available to the Company are equity capital or the offering of an interest in its projects to another party. The Company currently has sufficient financial resources to undertake all of its currently planned programs.

Exchange rates fluctuations

Fluctuations in currency exchange rates, principally the Canadian/U.S. Dollar and the Canadian/Mexican Peso exchange rates, can impact cash flows. The exchange rates have varied substantially over time. Most of the Company’s expenses in Mexico are denominated in U.S. Dollars and Mexican Pesos. Fluctuations in exchange rates may give rise to foreign currency exposure, either favourable or unfavourable, which will impact financial results. The Company does not engage in currency hedging to offset any risk of exchange rates fluctuation.

Environmental

The Company’s exploration and development activities are subject to extensive laws and regulations governing environment protection. The Company is also subject to various reclamation-related conditions. Although the Company closely follows and believes it is operating in compliance with all applicable environmental regulations, there can be no assurance that all future requirements will be obtainable on reasonable terms. Failure to comply may result in enforcement actions causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures. Intense lobbying over environmental concerns by NGOs opposed to mining has caused some governments to cancel or restrict development of mining projects. Current publicized concern over climate change may lead to carbon taxes, requirements for carbon offset purchases or new regulation. The costs or likelihood of such potential issues to the Company cannot be estimated at this time.

13

Laws and regulations

The Company’s exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health and safety, mine safety and other matters in all the jurisdictions in which it operates. These laws and regulations are subject to change, can become more stringent and compliance can therefore become more costly. The Company applies the expertise of its management, advisors, employees and contractors to ensure compliance with current laws and relies on its land men and legal counsel in both Mexico and Canada.

Title to mineral properties

While the Company has investigated title to its mineral properties, this should not be construed as a guarantee of title. The properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects.

Possible dilution to present and prospective shareholders

The Company’s plan of operation, in part, contemplates the financing of its business by the issuance of securities and possibly, incurring debt.

Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock. Likewise, any debt, royalty, or streaming transaction would result in dilution, possibly substantial, to existing shareholders’ exposure to the potential cash flows generated from the Company’s projects.

Material risk of dilution presented by large number of outstanding share purchase options and warrants

At November 8, 2017, there were 8,095,000 stock options, 9,943,929 warrants including 329,117 finders’ warrants outstanding. Directors and officers hold 6,762,000 of the options and 1,333,000 are held by employees and consultants of the Company. Directors and officers hold 300,000 of the warrants.

Trading volume

The relatively low trading volume of the Company’s shares reduces the liquidity of an investment in its shares.

Volatility of share price

Market prices for shares of early stage companies are often volatile. Factors such as announcements of mineral discoveries or discouraging exploration results, changes in financial results, and other factors could have a significant effect on share price.

Competition

There is competition from other mining companies with operations similar to Almaden. Many of the companies with which it competes have operations and financial strength greater than the Company.

Dependence on management

The Company depends heavily on the business and technical expertise of its management.

Conflict of interest

Some of the Company’s directors and officers are directors and officers of other natural resource or mining-related companies. These associations may give rise from time to time to conflicts of interest. As a result of such conflict, the Company may miss the opportunity to participate in certain transactions.

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Impairment of Exploration and Evaluation Assets

The Company assesses its exploration and evaluation assets quarterly to determine whether any indication of impairment exists. Common indications of impairment, which is often judgemental, include but are not limited to, the right to explore the assets has expired or will soon expire and is not expected to be renewed, substantive expenditure of further exploration is not planned, or the results are not compelling enough to warrant further exploration by the Company.

At September 30, 2017, the Company concluded that no impairment indicators existed with respect to its exploration and evaluation assets. For the nine months ended September 30, 2017, impairment of exploration and evaluation assets of $Nil was recognized (September 30, 2016 - $Nil).

Material Financial and Operations Information

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Expressed In $CAD	Q3 Sep 2017 Quarter	Q2 Jun 2017 Quarter	Q1 Mar 2017 Quarter	Q4 Dec 2016 Quarter	Q3 Sep 2016 Quarter	Q2 Jun 2016 Quarter	Q1 Mar 2016 Quarter	Q4 Dec 2015 Quarter
	$	$	$	$	$	$	$	$
Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Other income	63,460	46,335	132,271	243,582	119,683	79,262	1,033	435,705
Comprehensive loss	(1,460,764)	(820,337)	(1,500,183)	(705,152)	(914,398)	(1,685,109)	(718,845)	(262,960)
Basic & diluted net income (loss) per share	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)
Working capital	16,846,947	19,961,080	10,759,692	9,293,081	12,447,072	7,327,858	4,041,690	5,808,473
Total assets	65,633,341	66,048,790	50,755,745	47,513,895	47,660,917	40,829,627	37,364,168	38,215,348
Total long term liabilities	1,434,882	1,434,882	1,434,882	1,434,882	1,434,882	1,434,882	1,434,882	1,434,882
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Review of Operations and Financial Results

Results of Operations for the three months ended September 30, 2017 compared to the three months ended September 30, 2016

For the three months ended September 30, 2017, the Company recorded a comprehensive loss of $1,460,764 or $0.01 per share compared to a comprehensive loss of $914,398 or $0.01 per share for the three months ended September 30, 2016. The increase in comprehensive loss of $546,366 was primarily a result of a $339,640 increase in share-based payments due to stock option grants during the three months ended September 30, 2017.

Because the Company is an exploration company, it has no revenue from mining operations. Other income of $63,460 (2016 - $119,683) during the quarter ended September 30, 2017, consisted of mainly interest income and income from administrative services fees earned from Almadex. Other income of $158,585 (2016 – 117,712) was partially offset by foreign exchange loss of $95,125 (2016 – foreign exchange income of $1,971).

Operating expenses were $1,524,224 during the three months ended September 30, 2017, (September 30, 2016 - $1,034,081). Certain operating expenses were reported on a gross basis and recovered through interest and other income at approximately 30% from the administrative services agreement with Almadex. The increase in operating expenses of $490,143 is mainly the result of an increase in share-based payments from stock option grants and an increase in professional fees related to corporate legal services performed in Mexico. Other operating expenses which have increased include travel and promotions, rent, and office and license as part of normal course operations of a public company.

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Results of Operations for the nine months ended September 30, 2017 compared to the nine months ended September 30, 2016

For the nine months ended September 30, 2017, the Company recorded a comprehensive loss of $3,781,284 or $0.04 per share compared to a comprehensive loss of $3,318,352 or $0.04 per share for the nine months ended September 30, 2016. The increase in net loss of $462,932 was primarily a result of an increase of share-based payments due to stock option grants.

Because the Company is an exploration company, it has no revenue from mining operations. Other income of $242,066 (2016 - $199,978) during the nine months ended September 30, 2017, consisted of mainly interest income and other income from administrative services fees earned from Almadex partially offset by foreign exchange loss.

Operating expenses were $4,023,350 during the nine months ended September 30, 2017 (September 30, 2016 - $3,518,330). Certain operating expenses were reported on a gross basis and recovered through interest and other income at approximately 30% from the administrative services agreement with Almadex. The increase in operating expenses of $505,020 is mainly the result of increased professional fees related to corporate legal services performed in Mexico. Salaries and benefits, stock exchange fees, and directors’ fees were increased compared to the same time last year as a result of normal course of operating a public company. Share-based payments increased by $157,660 due to stock option grants during the period.

Liquidity and Capital Resources

At September 30, 2017, the Company had working capital of $16,846,947 including cash and cash equivalents of $17,159,599 compared to working capital of $12,447,072 including cash and cash equivalents of $12,534,143 at September 30, 2016. The increase in working capital of $4,399,875 is mainly due to increase in cash flow from financing raised through a bought deal private placement in June 2017 ($17.2 million).

The Company has a deferred income tax liability in the amount of $1,434,882. The deferred income tax liability relates to the Mexican income tax and Special Mining Duty associated with the Ixtaca Project.

Management believes that the Company’s cash resources are sufficient to meet its working capital and mineral exploration requirements for its next fiscal year. On February 7, 2017, the Company closed a non-brokered private placement for gross proceeds of $3,401,199 and on June 1, 2017, the Company closed a bought deal private placement for gross proceeds of $17,251,150. As a result of both financing, management has a proven track record to be able to raise money even in a very challenging financial marketplace.

Three months ended September 30, 2017

Net cash used in operating activities during the three months ended September 30, 2017, was $579,161 (2016 - $248,819), after adjusting for non-cash activities.

Net cash used in investing activities during the three months ended September 30, 2017, was $2,190,909 (2016 - $1,557,256). Significant items include expenditures on exploration and evaluation assets of $1,474,926 (2016 - $1,556,574), and deposit on mill equipment of $525,841 (2016 - $NIL) contributed to the net cash outflow.

Net cash used in financing activities during the three months ended September 30, 2017, was $31,400 (2016 – cash inflow $7,138,887) as a result of share issuance costs of $6,281 related to legal fees paid on the bought deal private placement closed on June 1, 2017 and net cashless stock option exercised of $25,119 related to withholding taxes paid on behalf of optionees.

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Management estimates that the current cash position and potential future cash flows from in the money stock options and warrants will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Nine months ended September 30, 2017

Net cash used in operating activities during the nine months ended September 30, 2017, was $1,922,680 (2016 - $1,945,812), after adjusting for non-cash activities.

Net cash used in investing activities during the nine months ended September 30, 2017, was $10,976,393 (2016 - $3,121,010). Significant items include expenditures on exploration and evaluation assets of $7,053,038 (2016 - $2,782,464), and deposit on mill equipment of $3,642,826 (2016 - $324,600).

Net cash from financing activities during the nine months ended September 30, 2017, was $20,288,666 (2016 - $11,378,187) as a result of a non-brokered private placement that closed on February 7, 2017, and a bought deal private placement which closed on June 1, 2017, and options and warrants exercised, net of share issue costs.

Management estimates that the current cash position and potential future cash flows from in the money stock options and warrants will be sufficient for the Company to carry out its anticipated exploration and operating plans for the foreseeable future. There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the Company to achieve its stated business objectives.

Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	Number of Common Shares Issued & Outstanding	Share Capital Amount
December 31, 2015	78,062,984	$83,757,687
December 31, 2016	86,165,443	$95,290,220
November 8, 2017	100,437,958	$116,295,781

Share issuances during fiscal 2017

During the period ended September 30, 2017, the Company received $225,000 and $43,205 on the exercise of 225,000 and 30,472 warrants and finder’s warrants respectively.

During the period ended September 30, 2017, the Company received $1,105,290 on the exercise of 1,107,000 options.

On June 1, 2017, the Company closed a bought deal private placement by the issuance of 9,857,800 units at a price of $1.75 per unit for gross proceeds of $17,251,150. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.45 per share until June 1, 2020. Share issue costs included a finder’s fee of $1,035,069 in cash, and finders’ warrants to purchase up to 295,734 common shares at a price of $2.00 per common share until June 1, 2019. The fair value of the finders’ warrants was $171,526. In connection with the private placement, the Company also incurred $293,838 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

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On February 7, 2017, the Company closed a non-brokered private placement by the issuance of 2,519,407 units at a price of $1.35 per unit for gross proceeds of $3,401,199. Each unit consists of one common share and one-half of one non-transferable common share purchase warrant. Each whole warrant allows the holder to purchase one common share of the Company at a price of $2.00 per share until August 7, 2019. Share issue costs included a finder’s fee of $88,631 in cash, and finders’ warrants to purchase up to 17,911 common shares at a price of $1.35 per common share until August 7, 2019. The fair value of the finders’ warrants was $9,165. In connection with the private placement, the Company also incurred $116,408 in other cash share issue costs. These amounts were recorded as a reduction to share capital. The proceeds of the private placement were allocated entirely to share capital.

The following table summarizes information about warrants outstanding at November 8, 2017:

	Exercise	Dec 31,				November 8,
Expiry date	price	2016	Issued	Exercised	Expired	2017
November 17, 2017	$1.00	2,036,667	-	(225,000)	-	1,811,667
November 25, 2018	$2.00	1,614,541	-	-	-	1,614,541
November 25, 2018	$1.44	45,944	-	(22,972)	-	22,972
June 1, 2019	$2.00	-	295,734	-	-	295,734
August 7, 2019	$2.00	-	1,259,704	-	-	1,259,704
August 7, 2019	$1.35	-	17,911	(7,500)	-	10,411
June 1, 2020	$2.45	-	4,928,900	-	-	4,928,900
Warrants outstanding and exercisable		3,697,152	6,502,249	(255,472)	-	9,943,929
Weighted average exercise price		$ 1.44	$ 2.34	$ 1.05	-	$ 2.04

The table in Note 12(c) to the consolidated financial statements summarizes information about warrants outstanding at December 31, 2016.

The table in Note 12(d) to the consolidated financial statements summarizes information about stock options outstanding at December 31, 2016.

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The following table summarizes information about stock options outstanding at November 8, 2017.

Expiry date	Exercise price	Dec 31, 2016	Granted	Exercised		Expired	November 8, 2017
January 6, 2017	$ 0.98	1,180,000	-	(1,180,000)	(i)	-	-
May 4, 2017	$ 1.91	175,000	-	(75,000)		(100,000)	-
June 8, 2017	$ 1.98	75,000	-	-		(75,000)	-
August 26, 2017	$ 0.74	1,310,000	-	(1,310,000)	(i)	-	-
September 11, 2017	$ 2.31	500,000	-	-		(500,000)	-
November 22, 2017	$ 2.22	100,000	-	-		-	100,000
April 4, 2018	$ 1.74	90,000	-	-		-	90,000
May 6, 2018	$ 1.41	100,000	-	-		-	100,000
June 8, 2018	$ 1.44	1,915,000	-	-		-	1,915,000
June 18, 2018	$ 1.46	250,000	-	-		-	250,000
June 29, 2018	$ 1.71	15,000	-	-		-	15,000
August 9, 2018	$ 1.91	491,000	-	-		-	491,000
September 15, 2018	$ 1.85	170,000	-	-		-	170,000
December 11, 2018	$ 0.72	724,000	-	(134,000)	(i)	-	590,000
December 11, 2018	$ 1.68	150,000	-	-		-	150,000
December 11, 2018	$ 1.80	20,000	-	-		-	20,000
January 2, 2019	$ 1.04	375,000	-	-		-	375,000
March 17, 2019	$ 1.35	-	207,000	-		-	207,000
May 4, 2019	$ 1.99	-	175,000	-		-	175,000
May 19, 2019	$ 1.84	-	75,000	-		-	75,000
June 12, 2019	$ 1.89	-	75,000	-		-	75,000
July 2, 2019	$ 1.32	150,000	-	-		-	150,000
July 2, 2019	$ 1.19	60,000	-	-		-	60,000
July 2, 2019	$ 1.34	-	1,427,000	-		-	1,427,000
September 19, 2019	$1.40	-	1,160,000	-		-	1,160,000
April 30, 2020	$ 1.53	-	500,000	-		-	500,000
Options outstanding and exercisable		7,850,000	3,619,000	(2,699,000)		(675,000)	8,095,000
Weighted average
exercise price		$ 1.29	$ 1.44	$ 0.88		$ 2.21	$1.42

(i) In accordance with the Company’s stock option plan, options holders exercised 350,000; 1,150,000 and 92,000 stock options on a cashless basis at an exercise price of $0.98, $0.74 and $0.72 respectively. The total number of shares issued in connection with the cashless exercise of options was 532,836.

In connection with the cashless exercises, the Company also withheld common shares in return for settling the option holders’ withholding tax liability. During the period ended September 30, 2017, the Company remitted withholding taxes of $203,232 (2016 - $nil), to the applicable tax authority on the option holders’ behalf and recorded as a reduction to share capital as share issuance cost.

As of date of this MD&A, there were 100,437,958 common shares issued and outstanding and 118,476,887 common shares outstanding on a diluted basis.

Environmental Provisions and Potential Environmental Contingency

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The Company estimates that future reclamation and site restoration costs based on the Company’s exploration activities to date are not significant however the ultimate amount of reclamation and other future site restoration costs to be incurred in the future is uncertain.

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Off-Balance Sheet Arrangements

None

Contractual Commitments

The Company has entered into an operating lease for office premises through August 30, 2017. In January 2017, the Company signed a new office lease effective April 1, 2017 through to March 31, 2022.

As at September 30, 2017, the remaining payments for executive contracts and the operating lease are due as follows:

	2017	2018	2019	2020	2021	Total

Office lease	$37,103	$148,410	$150,884	$154,182	$155,006	$645,585
Executive contracts	136,250	545,000	240,000	240,000	240,000	1,401,250
	$173,353	$693,410	$390,884	$394,182	$395,006	$2,046,835

Proposed Transactions

None

Transactions with Related Parties

(a)    Compensation of key management personnel

Key management includes members of the Board, the President and Chief Executive Officer, the Chief Financial Officer and the Vice President, Corporate Development. The net aggregate compensation paid or payable to key management for services after recovery from Almadex (Note 9 (b) to the consolidated financial statements) effective August 1, 2015 is as follows:

Three months ended September 30, 2017	Fees	Share-based Payments	Total

Chairman	$42,000	$79,200	$121,200
President & CEO	53,375	426,200	479,575
CFO	35,613	55,200	90,813
VP Corporate Development	33,687	48,000	81,688
Directors	-	165,600	165,600
	$164,675	$774,200	$938,875

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Nine months ended September 30, 2017	Fees	Share-based Payments	Total

Chairman	$126,000	$304,200	$430,200
President & CEO	160,125	615,200	775,325
CFO	106,838	102,450	209,288
VP Corporate Development	101,062	93,000	194,062
Directors	70,000	400,320	470,320
	$564,025	$1,515,170	$2,079,195

Three months ended September 30, 2016	Fees	Share-based Payments	Total

Chairman	$42,000	$35,000	$77,000
President & CEO	46,375	-	46,375
CFO	32,375	-	32,375
VP Corporate Development	30,625	-	30,625
Directors	-	443,160	443,160
	$151,375	$478,160	$629,535

Nine months ended September 30, 2016	Fees	Share-based Payments	Total

Chairman	$126,000	$345,000	$471,000
President & CEO	139,125	434,000	573,125
CFO	97,125	93,000	190,125
VP Corporate Development	91,875	12,400	104,275
Directors	41,000	567,160	608,160
	$495,125	$1,451,560	$1,946,685

(b)     Almadex Minerals limited

Effective August 1, 2015, approximately 30% of administrative expenses is recovered from Almadex pursuant to the Administrative Service Agreement.

During the three and nine months ended September 30, 2017, the Company received $111,806 and $320,078 respectively (2016 - $97,550 and $295,595) from Almadex for administrative services fees included in other income.

At September 30, 2017, the Company accrued $Nil (December 31, 2016 - $63,429) payable to Almadex for drilling equipment rental services in Mexico.

At September 30, 2017, included in accounts receivable is $72,265 (December 31, 2016 - $149,429) due from Almadex.

(c)     Other related party transactions

During the three and nine months ended September 30, 2017, the Company employed the Chairman’s daughter for a salary of $9,075 and $25,975 respectively, less statutory deductions (2016 - $8,450 and $25,350, respectively) for marketing and administrative services provided to the Company.

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Financial Instruments

The fair values of the Company’s cash and cash equivalents, accounts receivable, and trade and other payables approximate their carrying values because of the short-term nature of these instruments.

The Company’s is exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity and equity price risk.

(a)	Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar, the US dollar and Mexican peso. The Company does not invest in foreign currency contracts to mitigate the risks.

As at September 30, 2017, the Company is exposed to foreign exchange risk through the following monetary assets and liabilities denominated in currencies other than the functional currency of the applicable subsidiary:

All amounts in Canadian dollars	US dollar	Mexican peso
Cash and cash equivalents	$2,873,292	$201,244
Accounts receivable and prepaid expenses	-	31,628
Total assets	$2,873,292	$232,872

Trade and other payables	$210,700	$77,001
Total liabilities	$210,700	$77,001

Net assets	$2,662,592	$155,871

A 10% change in the US dollar exchange rate relative to the Canadian dollar would change the Company’s net loss by $266,000.

A 10% change in the Mexican peso relative to the Canadian dollar would change the Company’s net loss by $16,000.

(b)	Credit risk

The Company’s cash and cash equivalents are held in large Canadian financial institutions, located in both Canada and Mexico. Cash equivalents mature at various dates during the twelve months following the statement of financial position date. The Company’s excise tax included in accounts receivables and prepaid expenses consists primarily of sales tax due from the federal government of Canada.

To mitigate exposure to credit risk on cash and cash equivalents, the Company has established policies to limit the concentration of credit risk with any given banking institution where the funds are held, to ensure counterparties demonstrate minimum acceptable credit risk worthiness and ensure liquidity of available funds.

As at September 30, 2017, the Company’s maximum exposure to credit risk is the carrying value of its cash and cash equivalents and accounts receivable.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

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Trade and other payables are due within twelve months of the statement of financial position date.

(d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposes to varying interest rates on cash and cash equivalents. The Company has no interest bearing debt.

A 1% change in the interest rate would change the Company’s net loss by $150,000.

(e)	Commodity and equity price risk

The ability of the Company to explore its exploration and evaluation assets and the future profitability of the Company are directly related to the market price of gold and other precious metals. The Company monitors gold prices to determine the appropriate course of action to be taken by the Company. Equity price risk is defined as the potential adverse impact on the Company’s performance due to movements in individual equity prices or general movements in the level of the stock market.

Management of Capital

The Company considers its capital to consist of components of equity. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its exploration and evaluation assets and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations for the foreseeable future. There were no changes to the Company’s approach to the management of capital during the period.

Significant Accounting Judgments and Estimates

The preparation of the consolidated financial statements requires management to make judgements and estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these judgements and estimates. The consolidated financial statements include judgements and estimates which, by their nature, are uncertain. The impacts of such judgements and estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of judgements and estimates that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

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Critical Judgments

o	The analysis of the functional currency for each entity of the Company determined by conducting an analysis of the consideration factors identified in IAS 21, “The Effect of Changes in Foreign Exchange Rates”. In concluding that the Canadian dollar is the functional currency of the parent and its subsidiary companies, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates. As no single currency was clearly dominant, the Company also considered secondary indicators including the currency in which funds from financing activities are denominated and the currency in which funds are retained.
o	The determination that the carrying amount of the Tuligtic Project will be recovered through use rather than sale.

Estimates

o	The recoverability of accounts receivable which is included in the consolidated statements of financial position;
o	The estimated annual gains or losses from income and dilution on the investment in associate;
o	The estimated useful lives of property, plant and equipment which are included in the consolidated statements of financial position and the related depreciation included in the profit or loss;
o	The value of the exploration and evaluation assets which is recorded in the statements of financial position (Note 4(f));
o	The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of finders’ warrants and stock options. Certain inputs into the model are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control;
o	The provision for income taxes which is included in the profit or loss and composition of deferred income tax assets and liabilities included in the consolidated statement of financial position;
o	The assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those assets where applicable;

Application of new and revised accounting standards effective January 1, 2017

These condensed consolidated interim financial statement follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2016.

The following are the accounting standards issued but not yet effective.

Revenue recognition

IFRS 15 - In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts; IAS 18 – Revenue; IFRIC 13 – Customer Loyalty Programmes; IFRIC 15 – Agreements for the Construction of Real Estate; IFRIC 18 – Transfers of Assets from Customers; and SIC 31 – Revenue – Barter Transactions involving Advertising Services. IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

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Financial instruments

IFRS 9 - In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments ("IFRS 9") to replace IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking 'expected loss' impairment model. IFRS 9 also includes a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently considering the impact, if any, of the final standard on its future consolidated financial statements.

Leases

IFRS 16 - In January 2016, the IASB issued IFRS 16 – Leases ("IFRS 16") which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements. The Company is currently considering the impact, if any, of the standard on its future consolidated financial statements.

Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company, with the participation of the CEO and CFO, has evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2017, as required by Canadian securities law. Based on that evaluation, the CEO and the CFO have concluded that, as of September 30, 2017, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time period specified by those laws and that material information was accumulated and communicated to management of the Company, including the CEO and the CFO, as appropriate to allow for accurate disclosure to be made on a timely basis.

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Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

a)	pertains to the maintenance of records that in reasonable details accurately and fairly reflect the transactions and dispositions of the assets of the Company.
b)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company, and
c)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company assesses annually, its controls over financial reporting; however it cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. Based on evaluations performed of the Company’s internal controls over financial reporting, the CEO and CFO concluded that as of the end of the period covered by this report, the Company’s internal controls over financial reporting were effective and were operating at a reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the third quarter ended September 30, 2017 that has materially affected, or that is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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Information on the Board of Directors and Management

Directors:

Duane Poliquin, P.Eng

Morgan Poliquin, P.Eng, Ph.D

Jack McCleary, P.Geol

Gerald Carlson, Ph.D, P.Eng

Mark T. Brown, CPA, CA

William J. Worrall, Q.C.

David Strang, B.Sc.

Audit Committee members:

Mark T. Brown, CPA, CA

Gerald Carlson, Ph.D, P.Eng

William J. Worrall, Q.C.

Compensation Committee members:

Jack McCleary, P.Geol

Gerald Carlson, Ph.D, P.Eng

William J. Worrall, Q.C.

Mark T. Brown, CPA, CA

Nominating & Corporate Governance Committee members:

Jack McCleary, P.Geol

Gerald Carlson, Ph.D, P.Eng

William J. Worrall, Q.C.

Management:

Duane Poliquin, P.Eng – Chairman

Morgan Poliquin, P.Eng, Ph.D – Chief Executive Officer, President

Korm Trieu, CPA, CA – Chief Financial Officer

Douglas McDonald, M.A.Sc, B.Com. – Vice President, Corporate Development

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